EXHIBIT 3.4

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

MEDIWARE INFORMATION SYSTEMS, INC.

UNDER SECTION 805 OF THE BUSINESS CORPORATION LAW

It is hereby certified that:

FIRST: The name of the corporation is Mediware Information Systems, Inc. The name under which the corporation was formed is Binary Systems, Inc.

SECOND: The certificate of incorporation of the corporation was filed by the Department of State on January 22, 1970.

THIRD: The amendment of the certificate of incorporation of the corporation effected by this certificate of amendment is as follows:

To decrease the minimum number of the members of the Board of Directors to three from nine and to eliminate any minimum number of members for any class.

FOURTH: To accomplish the foregoing amendment, the first three sentences of Article THIRTEENTH: A of the certificate of incorporation of the corporation, relating to the number and classification of the directors of the corporation, is hereby amended to read as follows:

“THIRTEENTH: A. The Board of Directors of the Corporation shall consist of not less than three Directors as may be fixed in accordance with the By-Laws. The Directors of the Corporation shall be divided into three classes, designated Class I, Class II and Class III. All classes shall be as nearly equal in number as possible.”

FIFTH: The foregoing amendment of the certificate of incorporation of the corporation was authorized at a meeting of the members of the Board of Directors of the corporation, followed by the authorization at a meeting of the shareholders of the corporation by the affirmative vote of 88% of the votes cast on the said amendment of the certificate of incorporation.

IN WITNESS WHEREOF, I have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

Dated: December 8, 2005

/s/ James Burgess
James Burgess
President and Chief Executive Officer